EXHIBIT 12.A
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

						FOR THE
						SIX MONTHS
						ENDED
	FOR THE YEARS ENDED DECEMBER 31,					JUNE 30,

	2000	2001	2002	2003	2004	2004	2005

	(In millions, except ratio)
Earnings
Pre-tax income (loss) from continuing operations	$632	$(180)	$(1,883)	$(1,074)	$(802)	$(27)	$(188)
Minority interests in consolidated subsidiaries	204	219	217	53	66	40	12
(Income) loss from equity investees	(423)	(437)	214	(362)	(547)	(185)	(171)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	413	(398)	(1,452)	(1,383)	(1,283)	(172)	(347)
Fixed charges	1,389	1,462	1,582	1,913	1,752	914	724
Distributed income of equity investees	317	287	257	345	335	158	147
Capitalized interest	(75)	(63)	(28)	(31)	(39)	(18)	(19)
Preferred returns on consolidated subsidiaries	(221)	(219)	(217)	(53)	(78)	(45)	(12)

Total earnings available for fixed charges	$1,823	$1,069	$142	$791	$687	$837	$493

Fixed charges
Interest and debt costs	$1,115	$1,212	$1,326	$1,822	$1,640	$851	$704
Interest component of rent	53	31	39	38	34	18	9
Preferred stock dividends and preferred returns on consolidated subsidiaries	221	219	217	53	78	45	20

Total fixed charges	$1,389	$1,462	$1,582	$1,913	$1,752	$914	$724

Ratio of earnings to fixed charges	1.31x	—	—	—	—	—	—

      For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:

—	minority interests in consolidated subsidiaries;
—	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
—	fixed charges;
      less:

—	capitalized interest; and
—	preferred returns on consolidated subsidiaries.
      Fixed charges means the sum of the following:

—	interest costs, not including interest on rate refunds;
—	amortization of debt costs;
—	that portion of the rental expense which we believe represents an interest factor;
—	preferred stock dividends; and
—	preferred returns on consolidated subsidiaries.